QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

DYNEGY INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in millions, except ratio)

	Successor									Predecessor
	Nine Months Ended September 30, 2017	Year Ended December 31,						October 2 Through December 31, 2012		January 1 Through October 1, 2012
		2016	2015	2014		2013
Earnings available for fixed charges, as defined:
Income (loss) from continuing operations before income taxes	$(163)	$(1,289)	$(427)	$(268)		$(417)		$(113)		$121
Less: Net income (loss) attributable to noncontrolling interest	(2)	(4)	(3)	6		—		—		—
Less: Undistributed earnings (losses) from continuing operations	(5)	(8)	(10)	—		—		—		—
Add: Fixed charges excluding capitalized interest	572	638	550	227		104		16		98

Earnings available for fixed charges, as defined	$416	$(639)	$136	$(47)		$(313)		$(97)		$219

Fixed charges, as defined:
Interest expense and other financing costs, including loss on extinguishment of debt	$572	$637	$549	$226		$102		$16		$97
Capitalized interest	2	10	12	9		2		—		5
Estimated interest cost within rental expense	—	1	1	1		2		—		1

Fixed charges, as defined	$574	$648	$562	$236		$106		$16		$103

Preferred stock dividend pre-tax income requirements	$17	$22	$22	$5		$—		$—		$—

Combined fixed charges and preferred stock dividends	$591	$670	$584	$241		$106		$16		$103

Ratio of earnings to fixed charges	— (a)	— (a)	— (a)	—	(a)	—	(a)	—	(a)	2.13

Ratio of earnings to combined fixed charges and preferred dividends	— (b)	— (b)	— (b)	—	(b)	n/a	(c)	n/a	(c)	n/a	(c)

(a)
For the nine months ended September 30, 2017, the years ended December 31, 2016, 2015, 2014 and 2013 and the period from October 2 through December 31, 2012, earnings were insufficient to cover fixed charges by $158 million, $1,287 million, $426 million, $283 million, $419 million and $113 million, respectively.

(b)
For the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015 and 2014, earnings were insufficient to cover combined fixed charges and preferred dividends by $175 million, $1,309 million, $448 million, and $288 million, respectively.

(c)
For the periods presented, we had no preferred shares outstanding. Therefore, the ratios of earnings to combined fixed charges and preferred dividends for the periods indicated equal the ratios of earnings to fixed charges for the same periods.

QuickLinks

  Exhibit 12.1
DYNEGY INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (in millions, except ratio)